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Sparrow uses A.I. to Help Athletes Improve Starting with Golf!



"SPARROW IS A GAME CHANGER"
- Harold Varner III
Ranked #1 in PGA
Distance Efficiency
INVESTORS
HAROLD VARNER III
PGA
BRITTANY LINCICOME
LPGA
MARTIN LAIRD
PGA
Jun 2
Analysis
7.4
Text

sparrowup.com New York NY

Technology | Entertainment | Software | Athletes | Artificial Intelligence

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION



Highlights

1. Pro golfers: Martin Laird, Harold Varner III, Brittany Lincicome are investors + ambassadors
2. Our revolutionary App uses A.I. to help athletes improve, starting with golf
3. $4B market in golf, our first sport, with plans to expand into 12 sports
4. Previously raised $1.8M (oversubscribed) from Fortune 500 execs, serial Angel Investors, sport icons
5. Founders are Serial Entrepreneurs (2 previous exits), Product Innovators and A.I. PhD's
6. Beta launch saw 94% repeat users - preparing to launch a few weeks after this round
7. Investor rewards - Limited edition signature items by pro golfers (see right or below)

Our Team

Joe Chin Co-Founder & CEO

Serial Entrepreneur, $20 mil raised, 2 successful exits | Rocket scientist: Designed satellites, MS/BS Berkeley, Columbia | Athlete and Coach: D1 Football Player, 8 years soccer coach / club board / league founder

Samuel Pigott Co-Founder & COO

Solid COO/CTO (manages 50 person web/mobile dev agency) | Serious Product Chops: helped design/develop 100 apps, 100 mil+ users, 5 exits (bought/funded by Time, Twitter, Google) | State Champion Golfer (Vermont), 10 years soccer / basketball

Todd Eaglin Co-Founder & Director of Engineering

AI and Computer Vision (CV) Expert | PhD in AI/CV from University of North Carolina | Previously developed AI apps for Lowes, Universal Studios, and TIV (used by doctors during surgery) | College and HS lacrosse player, Crossfit athlete

The Problem We're Solving

Every athlete wants to improve. For golfers, they typically want to break 100, 90, 80, par

Pro lessons are helpful but:
• take time
• can be expensive
• what is learned often doesn't stick

Once out on the course, the slice comes back, the hook comes back, etc

LEAD INVESTOR

Afshin Safavi CEO, Safavi Holdings, Investing $100K this round

* Grew startup to $1B+ company
* Serial angel investor (20+ startups)
* Sparrow product advisory board

"As chairman and board member of various high tech companies (Chimeron Bio, Canine Biologics, etc.) I've seen countless products that claim to be game-changers, but Sparrow is unique; offering a well-designed product with immense potential backed by an unparalleled team.

They provide an affordable alternative to traditional golf coaching that can cost thousands of dollars. Sparrow is unlike any other product on the market and has the potential to fundamentally change the way we play sports.

Beyond its cool tech, I am excited by the people behind Sparrow. Led by Joe, rocket scientist and serial entrepreneur; Sam, developer of apps bought by Time and Twitter; and Todd, AI expert who's built apps for Lowes and Universal Studios, Sparrow is in excellent hands.

When investing in a company, I look for an effective, well-designed product built by mission-driven, user-oriented individuals with lofty goals but a practical focus. Sparrow is exactly that company, and I could not be more excited to be part of their journey."

Invested $100,000 this round

Invested $100k in this round

Once out on the course, the slice comes back, the hook comes back, etc.

No easy way exists to get immediate pro-level feedback in real-time ... **until now.**

**** See a more detailed talk on the problem with Joe, our CEO, here*

Solution: Sparrow helps Golfers Improve

After taking a video of your golf swing with Sparrow's app, our A.I. will:
- Analyze your Swing
- Identify and Show you Deficiencies
- Suggest Tips and Drills so you can Improve.


Swing.
Feedback.
Too bent over
Improve.
Good bend at waist


The Solution: Sparrow Product Tour
THE SOLUTION:
SPARROW
PRODUCT TOUR
Watch later
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Watch on YouTube

In recent Closed Beta tests, 9 out of 10 golfers said they improved with Sparrow.

Soon to be in All Sports

Although 100% percent focused on golf today, Sparrow is building its technology to allow it to expand rapidly into other sports in the future. Ultimately, Sparrow's technology is not only for golf, but will be able to optimize all participation sports!

MORE SPORTS:

- Baseball
- Soccer
- Football
- Tennis
- Crossfit
- Volleyball
- Hockey
- Swimming
- Lacrosse



The Market

There are 24 million golfers in the U.S. alone. When we ask Golfers they typically say they're willing to spend $10/month or $20/month for Sparrow; often going up to $99 a month. Their reference price is the cost of a lesson or what they spend each year on golf ($2,800 on average going up to $13,000 for the serious golfer).

Using the lowest number, $10 a month, and multiplying by 24 million golfers in the U.S., that gives Sparrow an addressable Market of $2 Billion dollars domestically.

With 60 million golfers worldwide, that gives Sparrow an addressable Market of $7 Billion dollars globally.



24
MILLION GOLFERS
$9.99
MONTHLY
MEMBERSHIP
2+
BILLION DOLLAR MARKET

99% of golfers have never experienced an A.I. golf swing app... but they will with Sparrow!

**** see Joe, our CEO, talk about Sparrow's Market **here***

More about the Team/Founders

Joe (CEO) outlines their backgrounds + hear from founders Sam and Todd:



More about the Team/Founders
SAM PIGOTT
JOE CHIN
TODD EAGLIN
VERMONT STATE INDV. MEDALIST CHAMPION
+1 HANDICAP
RUNNING BACK, CO-CAPTAIN & MPV
WON JUNIOR HEISMAN AWARD
D2 COLLEGE LACROSSE PLAYER
9 YEARS CROSSFIT TRAINING
Watch on YouTube

Why Sparrow is a "GameChanger"

The Sparrow app has several features which make it, in the words of Harold Varner III, "a Game Changer":

INSTANT SWING ANALYSIS	Whenever you need it on the course at the range anytime...
A.I. DRIVEN	A.I. can beat chess champions now it can analyze your swing
AFFORDABLE	Projected $10/Month! golfers spend $2700/year on golf
NO HARDWARE NEEDED (JUST YOUR PHONE)	No forgetting to bring along No setup, no calibration
SOPHISTICATED TECH	2.5 years research, millions of R&D = Sparrow's advanced golf improvement app

**** see Joe, our CEO, talk about Sparrow's Competitive Advantages **here***

Business Model & Financial Projections

Sparrow plans to use a Freemium model, which will maximize the viral spread of Sparrow and allow it to garner both paying and trial customers.

Trial
FREE
Swing Analysis
Video Drills
Compare to Pro
Video Storage: 10/month
Basic
$9.99/m
Full DTL Swing Analysis
Full FOA Swing Analysis
Swing Speed
A.I. Video Drills
Swing Style
Video Storage: 50/month
Advanced
$19.99/m
A.I. Coach
Ball Trajectory
Ball Control
On-Course Checkup
Video Storage: Unlimited

**** see Joe, our CEO, talk more about Sparrow's business model and financial projections **here***

Marketing Advantages: Virally to Athletes

Sparrow has the advantage of marketing to a customer segment that is

Sparrow has the advantage of marketing to a customer segment that is identifiable both offline and online : athletes. Athletes tend to shop, watch and socialize in circles related to their sport. As such, the marketing cost to reach such a segment is lower than that of reaching the general population, which will be advantageous to Sparrow in it's marketing efforts.

The Sparrow app has a secondary marketing advantage - due to its revolutionary nature, it is inherently viral.

- 8 out of 10 Sparrow closed beta users recommended Sparrow to an average of 4.3 friends, which is 1.5x higher than that of your average app (2.68 per user).

- The anticipated viral spread of Sparrow conveys another advantage to the company as it uses both social and paid marketing channels to spread the word about Sparrow.

**** see Joe, our CEO, talk about Sparrow's marketing plan **here***

How Sparrow Got Started

All 3 of Sparrow's founders have an athletic background. But it was really Joe our CEO's experience coaching his daughter's soccer teams that led to the ultimate creation of Sparrow:


The Sparrow Origin Story
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Welcome to
Sparrow Golf
THE SPARROW ORIGIN STORY
Watch on YouTube

Charitable Mission: $1 in $10

As part of this fundraise Sparrow is going to allocate **one out of every $10 raised** to help underprivileged kids learn the game of golf.

Studies find that kids who play golf, or participate in sports, benefit from:
• higher self-esteem
• better grades
• a better job and career

and Sparrow wants to help !

Check out the video below to learn more about our $1 in $10 initiative:


Charitable Mission: $1 in $10
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CHARITABLE MISSION:
$1 IN $10 GROW THE GAME
Watch on YouTube

When AI + Mobile meets Human Movement

Sparrow is the result of A.I. and mobile phone processing coming together to make automatic analysis of human movement possible. The phone is essentially a super computer coupled with a high resolution camera available in your pocket - anytime and anyplace.

The Sparrow app takes full advantage of this situation - which only came about in the past 3 years - by using computer vision and machine learning to detect and analyze a golfer's precise movements. Sparrow then uses a neural network that hones in on critical points of performance, allowing golfers, and soon all athletes,

to seize control of their own athletic improvement.

As new advances like Lidar and 3-D modeling become prevalent and more feasible, Sparrow will continue to improve it's apps, allowing all athletes to reach their full potential


REAL
SPARROW
3D POSE
ESTIMATIONS

Valuation / Pricing

In pricing this round we looked at all all the tech-classified companies on Crunchbase (which includes Equity Crowdfunding companies) that:

• did a raise in 2021
• are pre launch (pre-seed and seed) - like Sparrow

Of those that had information to verify that they were pre-launch and had a publicly-announced valuation, the average pre-money valuation was $19.9 million.

So we decided to price our round lower, to (i) be conservative and (ii) make sure we are giving investors in this round a great deal.

Investor Perks

For those who invest in this round we're offering Limited Edition, customized tier rewards signed by Pro Golfers. You can also check out our Investor Perks **here!**


SPARROW INVESTOR PERKS
FEATURING TITLEIST, CALLAWAY, NIKE, BRIDGESTONE, NORTHFACE, UNDER ARMOUR AND MANY MORE TOP BRANDS!
CHOOSE YOUR CUSTOMIZATIONS:
SPARROW LOGO, PRO GOLFER SIGNATURES OR OTHER PHRASES
LIMITED EDITION,
FULLY CUSTOM MERCH
FEATURING PRO SIGNATURES
$100
3 Month Sparrow Membership
$500
1 Year Sparrow Membership
$1000
$2500
$5000
$10000
$15000
1 Year Sparrow Membership + Backpack OR Laptop Case
$25000
$50000
$100000

Investor Video Updates

Along with annual financial reporting, Sparrow's CEO Joe, will provide detailed video updates every 2-4 months for all investors to stay informed on the company's plans and growth.

These inside-look, candid updates are not unlike the videos you see on this page. These will be straight from a CEO's desk, sharing behind the scenes insight into the company as it grows.

So as an investor you will always feel you are right alongside us as we grow Sparrow. (note: videos will be easily accessed via Youtube)

Full Investor Presentation

For those who want to know more.
*** see Joe, our CEO, give Sparrow's entire Business Presentation **here**.

(Disclaimer: some of the content overlaps with videos above)

Investor Pitch Deck

*** see our full Investor Pitch Deck **here**

So now that you know us, Come Join Our Team!

Just click to the right. Space is limited ...

And feel free to reach out to us at team@sparrowup.com